Exhibit (k)(4)

Execution Version

CLIENT SERVICES AGREEMENT

This CLIENT SERVICES AGREEMENT (this “Agreement”) dated as of March 5, 2026, and made by and between each of the entities set forth on Schedule 3, as amended from time to time (each, a “Client” and collectively, the “Clients”; provided, however, that this Agreement shall be entered into on behalf of Clients that are Regulated Funds (as defined herein) by their Investment Manager (as defined herein) as set forth on Schedule 3), Lyra Client Solutions US, LLC, a Delaware limited liability company, whose principal place of business is at 9 West 57th Street, 13th Floor, New York, NY 10019 (“Lyra”), and solely with respect to the terms and provisions of Article II and Schedule 2, Diameter DCF Advisor LLC, a Delaware limited liability company (the “Investment Manager”, and together with its affiliates, “Diameter”). Capitalized terms used but not defined in this Agreement shall have the meanings assigned to them in Exhibit A.

RECITALS

WHEREAS, the Clients desire to retain Lyra to provide the Services, and Lyra is willing to perform such Services under the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Clients and Lyra hereby agree as follows:

ARTICLE I

APPOINTMENT/DOCUMENTS

1.1. Services. Lyra agrees to provide the Services to each Client on the terms and conditions set forth in this Agreement. In performing its obligations under this Agreement, Lyra shall perform and provide such Services in a professional and workmanlike manner and in compliance with all Applicable Laws (as defined herein).

1.2. Facilities. Lyra shall at its own expense provide or procure the provision of such office accommodation, staffing and other facilities as may be required to enable it to perform the Services, provided that no Client shall be entitled to the exclusive use of any such accommodation or to the exclusive services of any particular member of Lyra’s or any Lyra Designee’s (as defined below) staff.

1.3. Delegation. Lyra may delegate or sub-contract any duties or functions it deems necessary in order to perform the Services to any other Person on such terms and conditions as Lyra reasonably thinks fit (each such Person, a “Lyra Designee”); provided that (a) no delegation will release Lyra from its responsibilities for its obligations under this Agreement; (b) Lyra shall not delegate any such duties or functions to any Person who is not an Affiliate of Lyra without the prior written consent of the relevant Client (except as otherwise set forth herein); (c) Lyra shall exercise due diligence and care in the selection and supervision of any Lyra Designee, and shall ensure that the compensation payable to any Lyra Designee is not materially less favorable than the fees that would be paid to a third party with substantially similar skill, expertise, or experience; and(d) Lyra shall be fully responsible for any acts or omissions of any Lyra Designee. Unless otherwise agreed to by the relevant Client and Lyra, any fees and expenses payable to any Lyra Designee shall be borne by Lyra, and Lyra shall remain liable to each Client for the performance of any duties or functions so delegated or sub-contracted.

1.4. Separate Agreements; Future Clients.

(a) It is understood and agreed that for ease of administration, a single document is being executed with respect to Lyra’s performance of the Services for each Client. The parties agree that, notwithstanding any references in this Agreement to the Clients collectively, this Agreement shall be treated as if it were a separate agreement with respect to each Client, as if each such Client, or, in the case of the Regulated Funds, its Investment Manager, had executed a separate agreement naming only itself as party, and that no Client shall have any liability under this Agreement for the obligations of any other Client. The terms and conditions set forth herein shall be construed accordingly.

(b) The parties acknowledge that Lyra may in the future provide the Services to certain other funds and other investment advisory clients that are advised, managed or sponsored by the Investment Manager and/or any of its current or future Affiliates (including any investment manager formed after the date hereof which is an Affiliate of the Investment Manager) (collectively, the “Future Clients”) for the period and on the terms set forth in this Agreement, and, in furtherance of the foregoing, the parties agree that Schedule 3 hereto shall be deemed to be amended automatically during the term of this Agreement to add any Future Clients as a “Client” upon Lyra’s acceptance of a joinder in the form of Schedule 4 to this Agreement that is signed by such Future Client.

1.5. Form W-9. Lyra shall, upon the execution of this Agreement, provide each Client with a duly completed and properly executed original IRS Form W-9 certifying Lyra’s U.S. tax identification number.

ARTICLE II

FEES

2.1. Fees; Invoices.

(a) For the Services to be provided by Lyra to Client under this Agreement, Lyra shall provide Invoices to Client as set forth in Schedule 2, and Client shall pay to Lyra fees in the amounts, at the times and otherwise in the manner specified in Schedule 2 (the “Service Fees”). In addition, if any amendments to the Service Fees payable hereunder are agreed between Lyra and Client, such amended fees shall be recorded in a revised Schedule 2, which shall be executed by the parties and affixed to this Agreement. Client shall pay all undisputed amounts without setoff, counterclaim, withholding or deduction of any kind.

(b) In the event of a good-faith dispute regarding an Invoice, Client shall deliver a written statement to Lyra prior to the date payment is due on such disputed Invoice listing all disputed items and providing a reasonably detailed description of each disputed item. All amounts not so disputed in good faith will be deemed accepted and Client shall pay all such undisputed amounts, notwithstanding disputes on other items, in accordance with Schedule 2 and subject to any remedies set forth therein for nonpayment. The parties shall seek to resolve all such good-faith disputes expeditiously and in good faith. Lyra shall continue performing the Services in accordance with this Agreement pending resolution of any such good-faith dispute. Any amounts in dispute must be remitted to Lyra within 30 days after final resolution.

2.2. Taxes. Any payments made pursuant to this Agreement shall be exclusive of and the Clients shall bear any and all Indirect Taxes. The Clients shall either: (i) upon receipt of an Invoice (or other valid and customary documentation, if any), if applicable, reasonably detailing the applicable Indirect Taxes and a calculation of the amount due, promptly pay or reimburse Lyra the amount of such Indirect Taxes shown as due on such Invoice or (ii) where required by Applicable Law, timely account directly to the applicable Tax Authority for any such Indirect Taxes. Notwithstanding the foregoing, the parties agree to reasonably cooperate with each other to minimize any such Indirect Taxes to the extent legally permissible (including by reasonably cooperating with respect to the filing of available exemptions, and the providing of statements, forms or other documents to minimize any deduction or withholding).

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1. Representations and Warranties by each Client and Investment Manager. Each Client and Investment Manager severally and not jointly represents and warrants to Lyra that:

(a) it has full power and authority to enter into this Agreement, and it has taken all necessary corporate, governance or other requisite action, and has obtained all necessary authorizations, approvals and consents, including by the boards of directors/trustees of the Regulated Funds, to authorize the execution of this Agreement and appoint Lyra to provide the Services in accordance with the terms of this Agreement, and that this Agreement will constitute its legal, valid and binding obligation enforceable against it in accordance with its terms;

(b) as of the date of this Agreement, it is not engaged or, to the best of its knowledge, about to engage in any litigation, enforcement or administrative proceeding or arbitration of any material importance which could materially and adversely affect the Services;

(c) it is not in default under any contractual or statutory obligations whatsoever which could materially and adversely affect the Services;

(d) it is not required to obtain any consent, authorization, order, exemption or approval of, or registration with, any Governmental Authority (“Governmental Consent”) in connection with its receipt of the Services in accordance with this Agreement and each Investment Manager and Client acknowledges and agrees that, as of the date hereof, the Client is not receiving Services hereunder which are subject to Governmental Consent; and

(e) none of the Services constitute, or include any, investment advisory services or distribution services, and that neither Lyra nor any Lyra Designee is acting as an investment adviser, sub-adviser, or distributor to any Client.

3.2. Representations and Warranties by Lyra. Lyra represents and warrants to each Client and the Investment Manager that:

(a) it has full power and authority to enter into this Agreement, and it has taken all necessary corporate or other requisite action, and has obtained all necessary authorizations and consents, to authorize the execution of this Agreement and to perform its obligations and duties and provide the Services, and that this Agreement will constitute its legal, valid and binding obligation enforceable against it in accordance with its terms;

(b) it is not engaged or about to engage in any litigation, enforcement or administrative proceeding or arbitration of any material importance, and no such litigation, enforcement or administrative proceeding or arbitration is pending or threatened against it, that could materially and adversely affect its ability to provide the Services; and

(c) it is not in default under any contractual or statutory obligations whatsoever which could materially and adversely affect its ability to provide the Services.

ARTICLE IV

LIMITATION OF LIABILITY

4.1. Liability. In the absence of the gross negligence, fraud, bad faith or willful misconduct of Lyra in the provision of the Services, Lyra shall not be liable to any Client on account of anything done, omitted or suffered by Lyra in good faith in the provision of the Services pursuant to this Agreement. In no event shall either party be liable to the other party under this Agreement, directly or indirectly, regardless of the form of the action, whether contract or tort, for any indirect, special, consequential, or punitive damages, lost profits, or similar damages, even if the possibility of such claims or damages was disclosed or foreseeable. Except in the event of gross negligence, fraud, bad faith or willful misconduct, the maximum aggregate liability of any party in respect of any and all claims of any kind whatsoever, arising out of or related to this Agreement or the provision of the Services, regardless of the form of action, shall not exceed the sum that is equal to the Service Fees paid or payable to Lyra by the applicable Client in the 12 months prior to the date first notice is provided by the party referencing the relevant claim hereunder (or, to the extent that the Agreement has not yet been in effect for 12 months, the amount of Service Fees that would have been payable by the applicable Client if the Agreement were in effect 12 months prior to such date, calculated extrapolating from the average monthly Service Fees paid by the applicable Client). Notwithstanding the foregoing, for the avoidance of doubt, there shall be no duplication of recovery by any Investment Manager or Client and no individual Client or Investment Manager shall recover more than the limitation set forth in the preceding sentence with respect to itself (or its respective Clients, without duplication).

4.2. Disclaimer; General Limitations. Except as expressly set forth in this Agreement, the Services are provided strictly on an “AS IS,” “AS AVAILABLE,” and “WITH ALL FAULTS” basis. Lyra expressly disclaims all warranties of any kind, whether express, implied, statutory, or otherwise, including without limitation any implied warranties of merchantability, fitness for a particular purpose, non-infringement, title, accuracy, quiet enjoyment, or results, as well as any warranties arising out of course of dealing, course of performance, or usage of trade. Except as provided in Section 4.1, Lyra shall not be liable to any Investor, any Governing Body (each, as defined herein), the Investment Manager or any other Person other than the Clients on account of anything done, omitted or suffered by Lyra in good faith in the provision of the Services and Lyra shall be entitled to rely on any written instruction, request or advice of any Client, the applicable Governing Body or the Investment Manager or their respective legal counsel, advisors, agents or other representatives without any duty or obligation to inquire as to the validity or invalidity or authority or lack thereof of any statement, written instruction, or any other document or instrument which Lyra reasonably believes in good faith to be genuine.

4.3. Third-Party Services. Except as provided in Section 4.1 and Section 4.2, Lyra shall not be liable for the performance, errors or omissions of unaffiliated, nationally or regionally recognized third parties such as, by way of example and not limitation, courier companies, national postal services and other delivery, telecommunications and other companies not under Lyra’s reasonable control, and third parties not under Lyra’s reasonable control providing services to the financial industry generally, such as, by way of example and not limitation, companies and other entities providing processing and settlement services, prime brokerage services, custody services, market making services and/or third party pricing services.

4.4. Compliance with Laws – No Monitoring Responsibilities. Lyra shall have no liability or responsibility for a Client’s compliance with laws or regulations governing the offer and sale of its Securities. Further, each Client shall be solely responsible for the preparation, contents and distribution of its Client Documents as to compliance with Applicable Law. Each Client and the Investment Manager acknowledges that the duties of Lyra pursuant to this Agreement shall not include a duty to monitor or enforce the compliance of the Clients or the Investment Manager or any other Person with any investment restriction or guideline imposed on any of the Clients or the Investment Manager by any of the Client Documents, or by Applicable Law or otherwise with regard to the investments of the Clients. Each Client further acknowledges that neither Lyra nor any Affiliate of Lyra is, and will not be, by virtue of the provision of Services, an investment adviser or fiduciary to any of the Clients or any of their Investors under Applicable Law.

ARTICLE V

INDEMNITIES

5.1. Indemnities by each Client.

(a) Each Client agrees to indemnify Lyra and any Lyra Designee from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, claims, demands, suits, costs, expenses (including reasonable attorneys’ fees and costs of investigation and defense) or disbursements of any kind or nature whatsoever (a “Claim”) which may be imposed on, incurred by or asserted against any of them howsoever arising (other than by reason of gross negligence, fraud, bad faith or willful misconduct on the part of Lyra or the Lyra Designee) in connection with the provision of the Services.

(b) Notwithstanding any other indemnification, either at law or contained in this Agreement, to which Lyra or any Lyra Designee may be entitled (which shall be in addition to, and not in substitution for, the following), each Client agrees to indemnify Lyra and the Lyra Designee from and against any Claim, except as prohibited by Applicable Law, which may be imposed on, incurred by or asserted against any of them to the extent that such Claim arises from any inaccuracy or incompleteness of any information supplied by or on behalf of a Client to Lyra.

5.2. Indemnities by Lyra.

(a) Lyra shall indemnify the Clients and keep each Client indemnified from and against any Claim which may be imposed on, incurred by or asserted against any Client arising from the gross negligence, fraud, bad faith or willful misconduct of Lyra or any Lyra Designee in the provision of the Services.

(b) Notwithstanding any other indemnification, either at law or contained in this Agreement, to which Clients may be entitled (which shall be in addition to, and not in substitution for, the following), and notwithstanding Section 4.1, Lyra agrees to indemnify each Client from and against any Claim, except as prohibited by Applicable Law, which may be imposed on, incurred by or asserted against any of them to the extent that such Claim arises from Lyra’s unauthorized disclosure of any Confidential Information of SS&C Technologies, Inc. and/or its Affiliates.

5.3. Notification of Claims. In order that the indemnification provisions contained in this Article V shall apply, upon the assertion of a Claim for which one party (the “Indemnifier”) may be required to indemnify the other party (the “Indemnitee”), the Indemnitee must notify the Indemnifier of such assertion and shall keep the Indemnifier advised with respect to all developments concerning such Claim. The Indemnifier shall have the option to participate with the Indemnitee in the defense of such Claim or to defend against the Claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case admit any Claim or make any compromise in any case in which the Indemnifier may be required to indemnify it except with the Indemnifier’s prior written consent.

5.4. Advancement of Legal Costs. For the avoidance of doubt:

(a) upon notification of any Claim or potential Claim by Indemnitee to Indemnifier pursuant to Section 5.3 and following requests from Indemnitee, the relevant Indemnifier shall pay Indemnitee within 20 Business Days of Indemnitee’s demand for payment the reasonable legal costs as and when incurred by such party in defense of any such claim or potential claim giving rise to the notification, subject in each case to receipt by the Indemnitee of a demand from Indemnifier to repay such amounts if it shall be determined that Indemnitee is not entitled to indemnification under this Agreement; provided, however, that Indemnifier shall have the right to comment on and approve the legal counsel selected by Indemnitee to defend any such Claim, such approval to not be unreasonably withheld;

(b) upon any judgement or other financial penalty being awarded against or imposed on Indemnitee where the resulting loss, damage, cost and expense is indemnified in whole or in part hereunder, the relevant Indemnifier will promptly upon demand reimburse (to the extent any such amount has not already been paid by the Indemnifier) Indemnitee for any such amount (or, to the extent only part is indemnified hereunder, such part), and the Indemnifier shall not require Indemnitee to exhaust all alternative rights to recover or appeal; and

(c) the parties acknowledge and agree that no party shall be required to advance legal costs in respect of any Claim brought by another party this Agreement.

ARTICLE VI

BOOKS AND RECORDS

6.1. Ownership. All Records received or prepared by Lyra or any Lyra Designee in connection with provision of the Services shall be the exclusive property of the applicable Client(s). Except as otherwise authorized in writing by the applicable Governing Body, all such Records (other than those which are not of a material nature) shall be preserved by Lyra until the earlier of (a) at least 6 years from the end of the period to which they relate or (b) the date on which such Records are delivered to duly appointed successors to Lyra (or such other Person as the applicable Client directs) upon termination of this Agreement (in whole or in respect of one or more specific Clients) at which point the Records must be destroyed by Lyra. Notwithstanding the foregoing, (i) Lyra shall retain such Records as may be required for Lyra and/or the Clients to adhere to Applicable Law (which such requirements are notified to Lyra in writing from time to time e-mail being sufficient), including, with respect to the Regulated Funds, the 1940 Act and the rules thereunder, and (ii) during the term of this Agreement, in the event that a Client does not wish for Records relating to such Client to be destroyed pursuant to this Section 6.1, such Clients may provide written notice to Lyra identifying the recipient(s) to whom such Records are to be delivered; provided that such delivery shall be at the applicable Client(s)’ sole cost and expense.

6.2. Inspection. If Lyra receives any request or demand for the inspection of any Records, Lyra will notify the relevant Client and the Investment Manager to secure instructions from that Client or the Investment Manager as to such inspection. Unless, in the reasonable opinion of Lyra, complying with any such instructions received from a Client or the Investment Manager would result in a breach of Applicable Law, Lyra shall comply with the relevant Client’s or the Investment Manager’s instructions for granting or denying the inspection; provided that Lyra may grant the inspection without instructions or in contravention of specific instructions if Lyra is advised by legal counsel to Lyra or a Client that failure to do so would result in Lyra or the relevant Client incurring any liability or being in breach of Applicable Law.

ARTICLE VII

CONFIDENTIALITY; DATA PRIVACY

7.1. Confidential Information.

(a) Lyra agrees to treat and maintain all Confidential Information in its possession as confidential and protect Confidential Information with at least the same degree of care (but no less than reasonable care) Lyra would exercise to protect its own confidential information of similar nature. Lyra shall use the Confidential Information only to the extent necessary to provide the Services and shall not, except (i) as expressly contemplated by this Agreement, (ii) as required by any Applicable Law, (iii) as required by a Governmental Authority, (iv) with the prior written consent of the relevant Client or the Investment Manager, or (v) to Authorized Persons, disclose, either before or after the termination of this Agreement, any such information to any Person.

(b) If Lyra is required to disclose Confidential Information pursuant to Section 7.1(a)(ii) or Section 7.1(a)(iii), then Lyra will, except to the extent expressly prohibited by Applicable Law, provide prompt notice of such requirement to the relevant Client so that the Client may seek an appropriate protective order or similar relief. Lyra shall reasonably assist and cooperate with the Client, at the Client’s expense, in obtaining such a protective order or relief.

7.2. Data Privacy and Security. All parties shall comply with the provisions of Schedule 5 (the “Data Privacy and Security Addendum”), which is incorporated herein.

ARTICLE VIII

TERM AND TERMINATION

8.1. Termination. This Agreement shall continue in full force and effect from the Effective Date for an initial term of 2 years (the “Initial Term”); provided that, upon the expiration of the Initial Term, the term of this Agreement shall automatically renew for successive 2 year terms (each such term, a “Renewal Term”) unless, and until such time as, the Agreement has been terminated pursuant to this Section 8.1.

Notwithstanding the foregoing, this Agreement may be terminated forthwith by notice in writing as follows (but a termination by one Client shall not terminate this Agreement with respect to any other Client unless such other Client has expressly so agreed):

(a) by Lyra, giving to the other relevant parties not less than 12 months’ prior written notice;

(b) by any Client, after the Initial Term or any subsequent Renewal Term, giving to Lyra written notice not less than 6 months prior to the end of the Initial Term or such Renewal Term, as applicable;

(c) by Lyra, on the one hand, or any Client, on the other hand, if the other relevant party commits any material breach of its obligations under this Agreement and fails to remedy such breach (if capable of remedy) within 60 days (or 15 days in the event of a breach of Article II by Client) of receipt of notice from the non-defaulting party requiring it to do so; or

(d) by Lyra, on the one hand, or any Client, on the other hand, if the other relevant party (i) becomes insolvent or admits its inability to pay its debts generally as they become due; (ii) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within 7 Business Days or is not dismissed or vacated within 45 calendar days after filing; (iii) is dissolved or liquidated or takes any corporate action for such purpose; (iv) makes a general assignment for the benefit of creditors; or (v) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

The provisions of Articles II, IV, V, VI, VII and this Article VIII and Section 10.3, Section 10.4 and Section 10.8 and the parties’ respective obligations thereunder and hereunder shall survive any termination of this Agreement. Termination of this Agreement shall not affect the rights of the parties accrued prior to such termination. Notwithstanding anything to the contrary in this Agreement, (x) a termination by one Client shall not terminate this Agreement with respect to any other Client unless such other Client has expressly so agreed; (y) an event giving Lyra the right to terminate this Agreement with respect to a specific Client pursuant to Section 8.1(c) or Section 8.1(d) shall not give Lyra the right to terminate with respect to any other Client; and (z) if Lyra terminates this Agreement with respect to one or more specific Clients, no other Clients shall be affected by such termination.

8.2. Rights and Obligations on Termination.

(a) Upon the termination of this Agreement with respect to any Client, Lyra shall be entitled to receive all Service Fees and other fees and monies accrued with respect to such Client up to the date of such termination.

(b) In addition, the Client(s) with respect to which this Agreement is terminated must pay or cause to be paid all reasonable costs and expenses of Lyra incurred in the performance of its obligations under Section 8.3 with respect to such Client(s) (except if this Agreement is terminated by such Client(s) pursuant to Section 8.1(c)). The amount payable by the applicable Client(s) for Lyra to perform its obligations under Section 8.3 shall be an amount equal to all costs and expenses reasonably incurred by Lyra in performing those obligations with respect to the applicable Client(s). The amounts payable under this paragraph (b) shall be payable within 20 Business Days of receipt by the applicable Client(s) of an Invoice from Lyra setting forth in reasonable detail the costs, expenses and liabilities of Lyra to which such Invoice relates.

8.3. Records. Subject to receipt by Lyra of all fees, expenses and other monies accrued under Section 8.2(a) in full, Lyra shall deliver to each Client or as it may direct all Records, and if requested by the Client and agreed by Lyra, otherwise reasonably assist with migration of such Client’s data to a new service provider, and shall take all reasonably necessary steps to vest in that Client’s custodian or in any new administrator any assets previously held in the name of, or to the order of Lyra on behalf of that Client. The services provided by Lyra on termination may include copying and moving or shipping Records and materials to any successor service provider(s) to the Clients and providing any reasonable assistance to any such successor service provider(s). Pending payment of any outstanding fees, expenses and other monies due to Lyra under this Agreement, Lyra shall have a lien over, and shall be entitled to retain, all Records of each Client as security for all such outstanding fees and other monies due to Lyra; provided that, if payment of any such outstanding amounts have not been received within 365 days of their due date, Lyra may destroy all of such Records.

ARTICLE IX

FORCE MAJEURE

9.1. Force Majeure. Notwithstanding any other provision contained in this Agreement, no party shall be liable for any action taken, delay or any failure to take any action required to be taken hereunder or otherwise to fulfil its obligations hereunder (including without limitation the failure to receive or deliver Securities or the failure to receive or make any payment) in the event and to the extent that the taking of such action, delay or such failure arises out of or is caused directly or indirectly by any of the following events to the extent such event is beyond the non-performing party’s reasonable control: war, act of terrorism, insurrection, riot, labor dispute, act of God, fire, water damage, sustained loss of power, explosion, pandemic, epidemic, public health emergency, cybersecurity incident, or government-mandated closure. The non-performing party shall use all reasonable efforts to minimize the effect of any force majeure event. In any such event, the non-performing party shall be excused from any further performance and observance of the obligations so affected only for so long as such circumstances prevail and such party continues to use commercially reasonable efforts to recommence performance or observance as soon as practicable.

ARTICLE X

GENERAL

10.1. Interpretation. In this Agreement: (i) the singular includes the plural and vice versa and the male gender includes the feminine and neuter genders; (ii) article and section headings are for convenience only and shall not affect the interpretation of this Agreement; (iii) references to Schedules are to schedules of this Agreement; (iv) references to any statute, ordinance, code or other law include regulations and other instruments under it and consolidations, amendments, re-enactments or replacement of any of them; and (v) solely with respect to the Regulated Funds, all references, undertakings, representations, warranties, covenants, rights, obligations and duties herein of the “Client” shall instead be read as a reference to the applicable Investment Manager signing this Agreement on behalf of the Regulated Fund.

10.2. Amendments and Waivers.

(a) No provision of this Agreement may be waived, amended or modified in any manner except by a written agreement properly authorized and executed by (i) Lyra and (ii) each Client that is affected by such waiver, amendment or modification.

(b) Lyra and any Client may waive, amend or modify any provision of this Agreement, solely as between Lyra and such Client(s), by a written agreement properly authorized and executed by (i) Lyra and (ii) each Client that is affected by such waiver, amendment or modification.

(c) Clients may be added or removed from this Agreement (i) as specified in Section 1.4(b) above or (ii) via a written joinder in the form of Schedule 4 or termination agreement (as applicable) between Lyra and the relevant Client(s), and Schedule 3 shall be deemed to be amended to add or remove such Client(s) pursuant to the terms of Section 1.4(b) or upon execution of such agreement by Lyra and the relevant Client(s), as applicable. No such addition or removal shall affect this Agreement or the Services in any way with respect to any other Client.

10.3. Choice of Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York applicable to contracts made and entirely to be performed therein by residents thereof.

10.4. Dispute Resolution. The parties waive their right to seek remedies in court, including any right to a jury trial. In the event of any dispute between the parties, such dispute shall be resolved exclusively by arbitration to be conducted only in the State and County of New York in accordance with the rules of the Judicial Arbitration and Mediation Service (“JAMS”) applying the laws of New York. Disputes will not be resolved in any other forum or venue. Such arbitration shall be conducted by one or more retired judges who are experienced in dispute resolution regarding the investment management industry, pre-arbitration discovery shall be limited to the greatest extent provided by the rules of JAMS, the arbitration award shall not include factual findings or conclusions of law, and no punitive damages shall be awarded. The parties understand that any party’s right to appeal or to seek modification of rulings in an arbitration is severely limited. Any award rendered by the arbitrators shall be final and binding and judgment may be entered upon it in any court of competent jurisdiction in the county and state of the principal office of the Investment Manager at the time such award is rendered.

10.5. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement between the parties hereto with respect to the subject matter hereof, whether oral or written.

10.6. Counterparts; Electronic Transmission. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument and any party may enter into this Agreement by executing a counterpart. The exchange of copies of this Agreement of signature pages by electronic mail or other means of electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) constitutes effective execution and delivery of this Agreement as to the parties. Signatures of the parties transmitted by electronic mail or other means of electronic transmission (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) are deemed to be their original signatories for all purposes.

10.7. Severability. If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in that jurisdiction of any other provision of this Agreement or the validity or enforceability in other jurisdictions of that or any other provision of this Agreement.

10.8. Notices. All notices and other communications under or in connection with this Agreement shall be given in writing or by e-mail. Any such notice will be deemed to be given as follows: (i) if in writing, when delivered by overnight courier service; and (ii) if by e-mail, on the date sent, if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient; provided that no “error” message or other similar electronic notification of non-delivery (excluding any “out of office” or similar automatically generated message) is promptly received by the party sending such electronic mail. The address and e-mail address of each party for the service of notice is as follows (provided that for purposes of providing notice to any Client, providing notice at the address for Client or Investment Manager reproduced below shall be considered sufficient notice):

If to Lyra:

9 West 57th Street, 13th Floor

New York, NY 10019 U.S.A.

Attention:    John Franscioni

E-mail address:   jfranscioni@lyracs.com

If to a Client or Investment Manager:

Diameter Dynamic Credit Fund

50 Hudson Yards, Suite 6600A

(212) 655-1419

Attention: General Counsel

E-mail address: legal@diametercap.com

10.9. Assignment. This Agreement shall be binding on and inure for the benefit of the parties and their respective successors and permitted assigns. No party may assign its rights under this Agreement without the prior written consent of (a) Lyra, in the case of any assignment by a Client, or (b) the Client(s) affected by such assignment, in the case of any assignment by Lyra; provided that Lyra may assign its rights, interests and obligations under the Agreement (i) to an Affiliate with prior written notice, in which case Lyra shall guarantee the performance of the Services by such Affiliate or (ii) to the extent necessary in connection with (A) Lyra’s or its Affiliates initial public offering pursuant to an effective registration statement filed pursuant to Applicable Law or (B) the sale of at least a majority of the ownership interests in, all or substantially all of the assets of, or any business combination transaction or merger involving, Lyra or any of Lyra’s Affiliates.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of the day and year first above written.

LYRA CLIENT SOLUTIONS US, LLC, a Delaware limited liability company

By:
Name:	[•]
Title:	[•]

[Signature page to Client Services Agreement]

DIAMETER DYNAMIC CREDIT FUND, a Delaware statutory trust

By:
Name:	[•]
Title:	[•]

SOLELY WITH RESPECT TO THE TERMS AND PROVISIONS OF ARTICLE II AND SCHEDULE 2:

DIAMETER DCF ADVISOR LLC a Delaware limited liability company

By:
Name:	[•]
Title:	[•]

[Signature page to Client Services Agreement]

EXHIBIT A

Definitions

1. Definitions. In this Agreement (including the recitals), unless the context otherwise requires, the following words shall have the following meanings:

“1940 Act” means the Investment Company Act of 1940, as amended.

“Affiliate” means with respect to any Person, any other Person which either directly or indirectly controls, is controlled by or is under common control with such Person; provided that neither Motive Capital Management, LLC nor Apollo Global Management, Inc., nor any of their respective Affiliates (other than Lyra and its subsidiaries), shall be deemed to be “Affiliates” of Lyra.

“Agreement” means this Client Services Agreement, as amended from time to time.

“Applicable Law” means all federal, state, local and foreign laws, statutes, regulations, rules, executive orders, supervisory requirements, export requirements, directives, circulars, opinions, decrees, treaties, interpretive letters, guidance or other official releases of or by any government, any authority, department, or agency thereof, or any regulatory or self-regulatory organization applicable to its provision of the services contemplated hereunder in all relevant jurisdictions.

“Authorized Persons” means (i) Lyra’s or any Lyra Designee’s employees who have a need to know or otherwise access Confidential Information to enable Lyra to perform its obligations under this Agreement; and (ii) Lyra’s contractors, agents, outsourcers, auditors and approved subcontractors who have a need to know or otherwise access Confidential Information to enable Lyra to perform its obligations under this Agreement; in each case, who are bound in writing by confidentiality obligations sufficient to protect Confidential Information in accordance with the terms and conditions of this Agreement.

“Business Day” means any day on which the commercial banks in New York City are open for business.

“Claim” has the meaning set forth in Section 5.1(a).

“Client” has the meaning set forth in the preamble.

“Client Documents” means, with respect to each Client, its Organizational Documents and Offering Documents.

“Confidential Information” means and includes all non-public information and materials concerning any Client, any Investment Manager, any Investor, SS&C Technologies, Inc., or any Affiliate of any of the foregoing, which Lyra receives in the course of providing the Services and all copies and derivative works thereof; provided that the term “Confidential Information” shall not include information which is or becomes available to the general public by means other than Lyra’s breach of the terms of this Agreement or information which Lyra obtains, as evidenced by records kept in the ordinary course of its business, on a non-confidential basis from a Person who is not subject to any obligation of confidence to any Person with respect to that information.

“Data Privacy and Security Addendum” has the meaning set forth in Section 7.2.

EXHIBIT A - 1

“Diameter” has the meaning set forth in the preamble.

“Effective Date” means the date of this Agreement.

“Filing Adviser” means each entity listed in the “Filing Adviser” column on Schedule 3 hereto, as amended during the term of this Agreement to include any Filing Adviser of any Future Clients that file a Form ADV with the Securities and Exchange Commission during the term of this Agreement.

“Future Clients” has the meaning set forth in Section 1.4(b).

“Governing Body” means (i) in relation to each Client organized as a partnership, the general partner of such Client, (ii) in the case of a Client established as a limited liability company, the Person designated as the managing member of such Client, (iii) in the case of a Client organized as a corporation, the board of directors of such Client and (iv) in the case of a Client organized as a statutory trust, the board of trustees of such Client.

“Governmental Authority” means any federal, state, municipal, local, territorial, or other governmental department, regulatory authority, judicial or administrative body, whether domestic, international or foreign, in each case having jurisdiction over a party to this Agreement or its activities.

“Governmental Consent” has the meaning set forth in Section 3.1(d).

“Indemnifier” has the meaning set forth in Section 5.3.

“Indemnitee” has the meaning set forth in Section 5.3.

“Indirect Taxes” means, without duplication, any and all sales, use, excise, value-added, goods and services, consumption, and other similar Taxes and other similar charges (and any related interest and penalties) imposed on, or payable with respect to, any fees or charges payable by the Clients pursuant to this Agreement, but excluding any Taxes based on Lyra’s net income (or gross receipts, if imposed in lieu of net income Taxes).

“Initial Term” has the meaning set forth in Section 8.1.

“Investment Manager” means each of the SEC-registered investment advisers appointed by a Client to manage or make investment or other decisions regarding such Client’s assets.

“Investor” means a shareholder, limited partner or member of, or other investor in, a Client.

“Invoices” has the meaning set forth in Schedule 2.

“JAMS” has the meaning set forth in Section 10.4.

“Lyra” has the meaning set forth in the preamble; provided that “Lyra” shall be interpreted to include any applicable Lyra Designee, as the context may require.

“NAV” has the meaning set forth in Schedule 2.

EXHIBIT A - 2

“Offering Documents” means the current offering memorandum(s), prospectus or other document utilized by each Client in connection with an offering of its Securities and all amendments to such documents.

“Organizational Documents” means, with respect to any Person, its certificate of formation, articles of organization, certificate of incorporation, operating agreement, company agreement, bylaws, shareholders agreement, partnership agreement, or trust agreement, and any comparable constitutional instruments or documents, as amended, supplemented, and restated.

“Person” means any individual, partnership, corporation, limited liability company, joint venture, joint-stock company, unincorporated organization or association, trust, government, governmental agency, political subdivision of any government or other entity.

“Records” means all books, records and other documents pertaining to the Clients and their respective Investors maintained by Lyra, any Lyra Designee or any of their respective delegates or sub-delegates in connection with the provision of the Services.

“Regulated Funds” means those Clients which are closed-end management investment companies that are either (i) registered under the 1940 Act or (ii) have elected to be regulated as a business development company pursuant to Section 54(a) of the 1940 Act.

“Relying Adviser” means each Investment Manager listed in the “Relying Adviser / Investment Manager” column on Schedule 3 hereto, and any other entity that is, or becomes during the term of this Agreement, entitled to rely on the umbrella registration of a Filing Adviser.

“Securities” means shares, partnership interests or units (as applicable) in a Client.

“Service Fee” has the meaning set forth in Section 2.1.

“Services” means the services specified in Schedule 1 to be performed by Lyra under and in accordance with this Agreement, none of which are investment advisory services in nature; provided, however, that with respect to a Regulated Fund, Lyra shall provide only those Services not otherwise provided by a third-party service provider engaged by such Regulated Fund or its Investment Manager (as of the date of the onboarding of such Client).

“Tax” means any taxes including all federal, state, local and foreign income, capital gains, estimated, surtax, transfer, business, payroll, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value-added, occupancy and other taxes, duties or assessments in the nature of tax of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Authority” means any Governmental Authority having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

EXHIBIT A - 3

Schedule 1

Services

Schedule 1 - 1

Schedule 3

Clients

Diameter Dynamic Credit Fund

Schedule 3 - 1

Schedule 4

Joinder

[DATE]

TO:	Lyra Client Solutions US, LLC

9 West 57th Street, 13th Floor,

New York, NY 10019

ATTN: John Franscioni

E-mail address: jfranscioni@lyracs.com

SENT BY EMAIL

Dear Sirs/Madams:

In accordance with Sections 1.1 and 1.4(b) of the Client Services Agreement dated March 5, 2026 (the “Agreement”) and entered into between Lyra Client Solutions US, LLC (“Lyra”) and certain entities listed in Schedule 3 of the Agreement, the entities listed on Exhibit A hereto, which are signatory to this Joinder, hereby appoint Lyra to provide the Services on the terms and conditions as set forth in the Agreement, effective [EFFECTIVE DATE].

Set forth on Exhibit B is a comprehensive list of the Clients which are now party to the Agreement, and same shall be the amended Schedule 3 under the Agreement as of the effective date set forth above.

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

Sincerely,

[CLIENT NAME]

By:

Name:

Title:

We hereby accept our appointment to provide Services:

LYRA CLIENT SOLUTIONS US, LLC

By:

Name:

Title:

Schedule 4 - 1

Exhibit A to Joinder

Additional Clients

CLIENT NAME	APPLICABLE FEE

Schedule 4 - 2

Exhibit B to Joinder

Schedule 4 - 3

Schedule 5

Data Privacy and Security Addendum

1.	Definitions

1.1

“Applicable Privacy Laws” means any applicable United States or international law which promulgates data protection, electronic communications, breach notification or privacy laws, including but not limited to the third-party service provider requirements of the Massachusetts Data Security Regulation (Mass. Regs. Code tit. 201, §§17.01 – 17.05), the New York State DFS Cybersecurity Requirements (23 N.Y.C.R.R. 500), the California Consumer Privacy Act, the Virginia Consumer Data Protection Act, the Gramm-Leach-Bliley Act, and the applicable underlying regulations, as amended, “GLBA” (15 U.S.C. § 6801, et seq.), the GDPR, and the UK GDPR.

1.2

“California Consumer Privacy Act” or the (“CCPA”) means the California Consumer Privacy Act, Cal. Civ. Code § 1798.100, et seq., as amended, extended, repealed and replaced, or re-enacted from time to time, and all regulations promulgated thereunder.

1.3	“Client Personal Information” means all Personal Information that is Processed by Lyra on Client’s behalf.

1.4	“GDPR” means Regulation (EU) 2016/679 of the European Parliament and the Council (General Data Protection Regulation).

1.5

“Personal Information” means any information about or relating to an individual or household, to the extent the subject information would be included in the definition of “personal data,” “personal information,” “personally identifiable information”, or “nonpublic personal information”, or variations thereon under the Applicable Privacy Laws.

1.6

“Personal Information Breach” means any actual unauthorized alteration, disclosure or loss of, or inability to access or account for or recover, or any incident relating to unauthorized access to, use, disclosure, modification, Processing, destruction, or acquisition of, any Client Personal Information that may result in substantial harm or inconvenience.

1.7	“Process” or “Processing” means any operation or set of operations that are performed on Personal Information or on sets of Personal Information, regardless of whether by automated means.

1.8

“SCCs” means the Standard Contractual Clauses set out in the European Implementing Decision (EU) 2021/914 on standard contractual clauses for the transfer of personal data to third countries pursuant to Regulation (EU) 2016/679, as updated, amended, replaced or superseded from time to time by the European Commission.

Schedule 5 - 1

1.9	“UK Addendum” means the international data transfer addendum to the SCCs issued by the UK Information Commissioner’s Office under S119A(1) of the Data Protection Act 2018.

1.10

“UK GDPR” means the GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (EU Exit) Regulations 2019.

2.	Processing of Personal Information

2.1

Lyra will only Process Client Personal Information for the purpose of performing the Services specified in the Agreement (which purposes shall be deemed to be the written instructions of Client to Lyra in respect of such Processing) in connection with the direct business relationship between Lyra and Client, unless required to do otherwise by Applicable Law, in which case Lyra shall inform Client of that requirement before complying with it, unless prohibited from doing so by Applicable Law. Lyra shall promptly inform Client if, in its opinion, an instruction infringes Applicable Law. Lyra may receive Client Personal Information from Client, directly from the applicable Client customer as Client’s designee, or as otherwise envisaged under the Agreement. Client represents and warrants that it has and shall maintain a legal basis for the Processing of all Client Personal Information by Lyra as contemplated by the Agreement and this Schedule, which satisfies all consent, disclosure, and similar requirements under Applicable Privacy Laws.

2.2

The subject-matter, duration, nature and purpose of Lyra’s Processing of Client Personal Information, and the type of Personal Information and categories of data subject are as required for Lyra to perform its obligations under the Agreement.

2.3

Lyra shall not “sell” or “share” (as such terms are defined under Applicable Privacy Laws) Client Personal Information. Lyra shall not release, disclose, disseminate, make available, transfer or otherwise communicate Client Personal Information to any third party; provided, that, Lyra may disclose the Client Personal Information to its own service providers where Lyra has (i) carried out adequate due diligence on each service provider and; (ii) included terms in the contract between Lyra and each such service provider that are equivalent to those set out in this Schedule. If Lyra determines that it can no longer meet its obligation under this Schedule or Applicable Privacy Laws, Lyra shall notify Client. Client retains the right, upon notice, to take reasonable and appropriate steps to stop and remediate unauthorized use of Client Personal Information by Lyra and any sub-processors, including any use of Client Personal Information not expressly authorized in this Schedule.

2.4	Lyra shall only retain the Client Personal Information in accordance with any retention rights set forth in the Agreement, in respect of which all provisions of this Schedule shall continue to apply.

Schedule 5 - 2

2.5

Lyra shall implement and maintain appropriate technical, physical and organizational safeguarding measures designed to protect Client Personal Information against accidental or unlawful destruction, loss, alteration, unauthorized disclosure, access or Processing in accordance with Article 32 of the GDPR or the UK GDPR, and/or Regulation S-P as promulgated by GLBA, as applicable. Lyra shall further reasonably assist Client in complying with its obligations pursuant to Articles 32 to 36 of the GDPR or the UK GDPR, as applicable.

2.6	Lyra shall implement technical and business safeguards that prevent unintended re-identification of individuals and the inadvertent release of de-identified data; nor make any such attempt.

2.7

Lyra shall properly train all personnel regarding their obligations relating to Applicable Privacy Laws, and will cause all such personnel to comply with the same. Personal Information disclosed to and Processed by Lyra will only be available to Lyra personnel who have a business rationale for accessing such information. Lyra shall further ensure that persons authorised to Process Client Personal Information are subject to a duty of confidentiality in respect of the Client Personal Information.

2.8

If Lyra becomes aware of, or suspects, with a reasonable degree of certainty, the occurrence of, any Personal Information Breach, Lyra shall, without undue delay (and in any case within seventy-two (72) hours thereafter, or such shorter period of time as required by Applicable Privacy Laws), notify Client in respect thereof, which notice shall include all relevant information relating thereto that is then-known to Lyra. Moreover, Lyra will use commercially reasonable efforts to assist Diameter in relation to the investigation and remedy of any such breach of security and any resulting claim, allegation, action, suit, proceeding or litigation with respect to Lyra’s unauthorized disclosure of Client Personal Information that is in violation of any Applicable Privacy Laws, and in connection with any such violation, at Client’s request, Lyra shall, at its sole cost and expense, notify any affected individuals, provided that Lyra shall first offer Client an opportunity to review and approve such notifications.

2.9

Lyra shall make available to Client all information reasonably necessary to demonstrate compliance with the requirements of this Section 2, and to contribute to audits and inspections conducted by Client or on Client’s instructions.

2.10

Client hereby provides a general authorization to Lyra’s engagement of sub-processors in connection with the provision of the Services and the Processing of Client Personal Information. Lyra agrees that in connection with any such engagement Lyra shall: (i) ensure that it has a written contract (the “Subprocessing Contract”) in place with the relevant subcontractors that meets the requirements of Applicable Privacy Laws and that imposes on its subcontractors the same obligations in respect of Processing of Client Personal Information as are imposed on Lyra hereunder; (ii) remain fully liable to Client for any breaches of its subcontractors under the Subprocessing Contract; and (iii) shall notify Client at least thirty (30) days in advance of engaging any new sub-processor, and shall not engage such sub-processor if Client objects.

Schedule 5 - 3

2.11

In connection with the transfer of any Client Personal Information across national borders by Lyra, Lyra shall have in place a transfer mechanism in respect of such transfer that satisfies the requirements of Applicable Privacy Laws. The Parties expressly agree that the SCCs and the UK Addendum may meet the foregoing requirement to the extent permitted by Applicable Privacy Laws. When Applicable Privacy Laws deem the Processing of Personal Information by Lyra in connection with the Agreement as being on the basis of Lyra as an independent Controller (as defined in the GDPR) (such Personal Information being the “Relevant Personal Information”), Lyra shall, in respect of such Processing:

2.11.1	Comply with Applicable Privacy Laws;

2.11.2

Implement and maintain appropriate technical and organizational measures to protect against a Personal Data Breach (as defined in the GDPR) and ensure an appropriate level of security for Relevant Personal Information;

2.11.3	Notify Client promptly upon becoming aware of or suspecting (with a reasonable degree of certainty) a Personal Data Breach in respect of Relevant Personal Information, providing all relevant details;

2.11.4

Notify Client promptly of any request, complaint, inquiry or other communication received from a data subject, public authority or other third party (a “Privacy Communication”) which relates to Relevant Personal Information, providing all relevant details; and

2.11.5

Provide reasonable assistance as necessary to enable Client to comply with Applicable Privacy Laws and deal appropriately with any Personal Data Breach or Privacy Communication relating to Relevant Personal Information.

2.12

Client acknowledges and agrees that Lyra may engage artificial intelligence-based tools in connection with its Processing of Client Personal Information as provided hereunder, subject to complying with the Agreement (including all confidentiality obligations therein), this Schedule 5 (and all confidentiality and privacy obligations herein) and Applicable Privacy Laws, provided that Client Personal Information is not used to develop, train, or improve any artificial intelligence, machine learning, or similar computational models unless such development, training, or improvement is solely for the purpose of enhancing the Services and not for any other purpose or client.

3.	Consumer Requests

3.1

Lyra shall notify Client within five (5) calendar days if it receives a consumer rights request relating to the Client Personal Information of such consumer, and Lyra shall provide Client with details of any such request. Lyra shall cooperate as requested by Client to enable Client to comply with any consumer rights request, including by complying with Client’s instruction to provide a copy of, information regarding, or delete, the Client Personal Information relating to such consumer, taking into account the nature of Lyra’s Processing and the information available to Lyra.

Schedule 5 - 4

4.	Data Return or Deletion

4.1

Upon the expiration or termination of the Agreement, Lyra shall promptly, at the choice of Client, either (a) return a complete copy of all Client Personal Information to Client and securely delete all other copies of Client Personal Information; or (b) securely delete all copies of Client Personal Information, in each case, to the extent specifically relating to Client. Lyra will dispose of any Client Personal Information, subject to exceptions for retention set forth in Section 4.2 below, in accordance with Applicable Privacy Laws standards. For the avoidance of doubt, Client acknowledges that data subjects may be customers of multiple Lyra clients, and that Lyra will retain data in respect thereof which it is Processing for other such clients.

4.2

Lyra may retain any Client Personal Information only as authorized under the Agreement, this Schedule, or as authorized or required by Applicable Privacy Laws (e.g., to the extent that Applicable Privacy Laws permit the de-identification or anonymization of Client Personal information in lieu of deletion).

5.	Certification

5.1	By executing the Agreement, Lyra certifies that it understands the restrictions on Lyra’s use, Processing, disclosure, and retention of any Client Personal Information.

6.	General

6.1

The Client Personal Information that Client discloses to Lyra is disclosed to Lyra for a Business Purpose (as defined in Applicable Privacy Laws, including the CCPA), the Client will only disclose Client Personal Information to Lyra for a Business Purpose, and the Parties shall not take any actions that will result in such disclosure being deemed a “sale” or “share” (as defined in Applicable Privacy Laws, including the CCPA) of Client Personal Information to Lyra in connection with the Agreement. All provisions of the Agreement relating to liability and the treatment of damages shall apply to this Schedule.

6.2	The Parties’ obligations under this Schedule shall survive the termination of the Agreement and the completion of all Services subject thereto.

6.3	If any provision of this Schedule is held invalid or unenforceable, the remaining provisions shall remain in effect.

6.4	This Schedule is binding upon successors and assigns of the Parties.

6.5

A waiver by either Party of any term or condition of the Schedule in one or more instances shall not constitute a permanent waiver of the term or condition or any other term or condition of the Schedule or a general waiver.

6.6	Except as specifically amended herein, all other terms and conditions of the Agreement shall remain in full force and effect in all other respects.

Schedule 5 - 5